January 20, 2010	Paul M. Kinsella 617-951-7000 617-951-7050 fax Paul.kinsella@ropesgray.com

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549-4720
Attention:    Mr. Jeffrey Riedler
Ms. Nandini Acharya

  Re:
  Ironwood Pharmaceuticals, Inc. Registration Statement on Form S-1
  (File No. 333-163275)

Dear Mr. Riedler and Ms. Acharya,

        On behalf of Ironwood Pharmaceuticals, Inc., a Delaware corporation (the "Company"), we are writing in response to the comment letter, dated January 7, 2010 (the "Comment Letter"), of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company's Registration Statement on Form S-1, File No. 333-163275, filed on November 20, 2009, as amended on December 23, 2009 (as so amended, the "Registration Statement"), and relating to the Company's registration of shares of its Series A Common Stock, $0.001 par value per share (which is referred to in the Registration Statement as the Company's "Class A common stock"). Concurrently herewith, the Company has filed Pre-Effective Amendment No. 2 to the Registration Statement ("Amendment No. 2") incorporating the revisions described in this letter. For your convenience, three copies of this letter and Amendment No. 2, which has been marked to show the changes from Pre-Effective Amendment No. 1 to the Registration Statement, as filed on December 23, 2009, are also being delivered to Ms. Acharya.

        For the convenience of the Staff's review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff's comments below refer to Pre-Effective Amendment No. 1 to the Registration Statement, as filed on December 23, 2009; page numbers and other similar references used in the Company's responses refer to Amendment No. 2.

Form S-1/A

General

1.     We have reviewed the estimated pricing range you submitted on a confidential basis to the Staff on December 23, 2009 and note that the estimated pricing range exceeds $2. Please refer to our prior comment 3. When you file a pre-effective amendment that includes a pricing range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20.

  Response: The Company has included pricing-related information in Amendment No. 2, and the Company supplementally advises the Staff that the estimated price range is bona fide.

Risk Factors

Risks Related to Our Finances and Capital Requirements

"We have incurred significant operating losses ..." page 23

2.     We acknowledge your response to our previous comment 37. Please revise your disclosure to clearly indicate that the net loss numbers you present in this risk factor are those attributable to Ironwood shareholders.

  Response: The Company has revised its disclosure in Amendment No. 2 in response to the Staff's comment. Please see page 23.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies and Estimates

Stock-based Compensation Expense, page 45

3.     We acknowledge your response to our previous comment 23. You disclose that you identify publicly-traded peer companies for volatility assessment purposes that are in the biopharmaceutical industry, have products or product candidates in similar therapeutic areas and stages of preclinical and clinical development as you. It appears that only one of the five peer companies you identify in your response has no product revenues and that this company filed an NDA with the FDA. It also appears that the companies you identify may have larger product pipelines than you do. Product revenues and larger product pipelines appear to be indicative of reduced risk and, therefore, volatility. Please explain to us why your peer sample is appropriate and why you do not have a higher expected volatility than your peer group. Otherwise, please revise your peer group to include more companies with no product revenues and more comparable product pipelines, even if they do not have product candidates in similar therapeutic areas and revise your expected volatilities and related accounting, as appropriate.

  Response: The Company acknowledges the Staff's comment that product revenues and larger product pipelines can be indicative of reduced risk and, therefore, volatility. The Company also notes that the size of the markets supporting the products that generate this revenue, as well as the quality of a peer company's pipeline in terms of the market potential and the competitive landscape of its developing products are also relevant variables. The Company, in selecting its publicly-traded peer companies, did take all these factors into consideration at the time the peer companies were chosen, primarily in 2006 when the Company adopted SFAS No. 123R. Although the peer companies are evaluated on a periodic basis to assess whether they remain appropriate for inclusion in the Company's peer group, the Company believes that unless circumstances change and the identified companies are no longer similar to the Company, they should remain peers. While the Company acknowledges the Staff's comment about its peer companies, the Company would like to provide the following information which the Company believes supports that its peer group is appropriate:

    •
    All of the peer companies are in the gastrointestinal and pain therapeutic areas, and the Company believes that the market opportunity and risk profile of these peers are similar to the Company's.

    •
    At the time these peers were added to the group of peer companies (with the exception of Salix Pharmaceuticals, Ltd. which was added in 2009), they did not have product revenues. As of September 30, 2009, Theravance, Inc. and XenoPort, Inc. continue to have no product revenues, but rather license and collaboration revenues similar to the Company. Progenics Pharmaceuticals, Inc. began to recognize royalty revenue in June 2008 and for the nine months ended September 30, 2009, the royalty revenue represented approximately 3% of Progenics' total revenue.

    •
    The Company has announced positive Phase 3 clinical trial results for linaclotide for chronic constipation and has ongoing Phase 3 clinical trials for irritable bowel syndrome with constipation. If both trials are successful, the Company intends to file an NDA with the FDA in the first half of 2011. Because the Company believes that it will have an approved product during the next 6.5 years (period commensurate with the Company's expected term), inclusion of companies with recently approved products or a product with an NDA filed with the FDA is a reasonable peer for the Company to use. Additionally, the Company believes that inclusion of these companies is consistent with the following guidance included in SAB 107: "The objective in estimating expected volatility is to ascertain the assumptions that marketplace participants would likely use in determining an exchange price for an option. Accordingly, the staff believes that Company B should consider those future events that it reasonably concludes a marketplace participant would also consider in making the estimation." These companies are representative of the foreseeable future events that the Company may experience and are important to marketplace participants who would consider them in their own calculations of volatility.

    •
    With the exception of Salix, the other peer companies have either one approved product or in the case of XenoPort, a product with an NDA filed with the FDA. These companies remaining pipelines are similar to that of the Company as they have a limited number of product candidates in early to mid-stage clinical trials:

	Phase 3	Phase 2	Phase 1	IND
Adolor Corporation		2 product candidates	1 product candidate	1 product candidate
Progenics Pharmaceuticals, Inc.			1 product candidate
Theravance, Inc.	1 product candidate
XenoPort, Inc.		1 product candidate
    •
    The peer companies that the Company has used have been publicly-traded for several years and therefore provide objective evidence over a period commensurate with the Company's expected term, which is not available when considering only newly public companies.

  The peers and their initial trading dates are as follows:

Date Started Trading
Adolor Corporation	November 15, 2000
Progenics Pharmaceuticals, Inc.	November 19, 1997
Theravance, Inc.	October 5, 2004
XenoPort, Inc.	June 2, 2005
Salix Pharmaceuticals, Ltd.	November 22, 2000

  The Company acknowledges that it is useful to consider companies with no product revenues and comparable product pipelines, even if they do not have product candidates in similar therapeutic areas. Consequently, the Company reviewed the SEC filings of biopharmaceutical companies that have gone public since January 1, 2004, as well as companies identified by the underwriters as peers, to identify companies with no product revenues and comparable product pipelines as of September 30, 2009. Based on industry averages for the timeline to develop a drug candidate, the Company believes that the four additional companies listed below, each of which have one product candidate in Phase 3 clinical trials, also are appropriate peer companies to include for the periods presented in the Company's consolidated financial statements and prospectively.

  These additional peer companies are as follows:

			Product Candidates In Clinical Trials
		Product Revenue
	Date Started Trading		Phase 3	Phase 2	Phase 1
Arena Pharmaceuticals, Inc.	July 28, 2000	No	1	—	—
Seattle Genetics, Inc.	March 12, 2001	No	1	—	2
Affymax, Inc.	December 15, 2006	No	1	—	—
MAP Pharmaceuticals, Inc.	October 9, 2007	No	1	—	—

  The expected volatilities of these additional peer companies are as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Arena Pharmaceuticals, Inc.	70.0%	64.0%	57.0%	86.0%
Seattle Genetics, Inc.	70.0%	63.0%	57.0%	57.0%
Affymax, Inc.	87.0%	81.0%	79.0%	79.0%
MAP Pharmaceuticals, Inc.	57.0%	59.5%	64.0%	63.0%

Sources of expected volatilities: Form 10-Q for the quarter ended September 30, 2009 or Form 10-K for the year ended December 31, 2008. If the volatility was not disclosed in the September 30, 2009 Form 10-Q, then the latest Form 10-K volatility disclosure was used as a proxy. If a range of volatilities was given, an average was calculated.

  The Company included the additional peer companies with its existing peer companies and calculated the following revised expected volatilities for the periods shown:

	Year Ended December 31, 2006		Year Ended December 31, 2007		Year Ended December 31, 2008		Nine Months Ended September 30, 2009
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
Expected volatility	69.0%	69.9%	65.0%	65.7%	64.0%	63.9%	62.4%	66.0%

  Using the revised expected volatilities above, the Company calculated a revised share-based compensation expense (excluding the shared-based compensation for the Microbia Stock Plan) for the periods shown:

	Share-based Compensation Expense
	As Reported	As Revised	Incremental
	(000's)
Year ended December 31, 2006	$949	$951	$2
Year ended December 31, 2007	$1,032	$1,033	$1
Year ended December 31, 2008	$2,618	$2,626	$8
Nine months ended September 30, 2009	$3,076	$3,100	$24

The expected volatilities when using only the additional peer companies are 71.0%, 66.9%, 64.3% and 71.3% for the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively. Had the Company used the expected volatilities of only the additional peer companies, the incremental share-based compensation expense would have been $5,000, $11,000, $23,000 and $102,000 for the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively.

  The Company concludes that the incremental share-based compensation expense resulting from the revised expected volatilities for all periods presented is not material to the Company's consolidated financial statements for the periods shown.

  The Company also reviewed the effect of using the volatility of the expanded peer group to calculate forecasted share-based compensation expense related to outstanding options over the next three years. The forecasted incremental share-based compensation when using the additional peer companies and existing peer companies together, was $56,000, $56,000 and $53,000 for the years ended December 31, 2010, 2011 and 2012, respectively. As the Company expects to incur significant additional net losses for the foreseeable future, the Company concludes that the incremental share-based compensation expense for these periods will not be material to the Company's results of operations for the years ended December 31, 2010, 2011 and 2012.

  Additionally, beginning on January 1, 2010 and until such time that the Company has either a sufficient amount of historical information regarding the volatility of its common stock or other traded financial instruments available to derive an implied volatility to support an estimate of expected volatility, the Company will consistently use the expanded peer group to estimate its expected volatility.

Business, page 74

Our Company, page 75

4.     Please refer to our prior comment 24. We note that you have disclosed a "double-digit" royalty range for each of the agreements with Forest Laboratories, Inc., Almirall, S.A and Astellas Pharma Inc. Please revise your disclosure to narrow the potential range of royalty payments (for example, "low-teens" or "high-teens"). "Low double-digits" and "escalating double-digits" are not sufficiently narrow to provide meaningful information to investors.

  Response: The Company has revised its disclosure in Amendment No. 2 in response to the Staff's comment. Please see page 76.

Executive Compensation, page 116

Basis for Historical and Future Compensation Policies and Decisions, page 117

5.     We note your response to comments 28 and 29 and your disclosure on page 117 that the compensation committee generally targets cash compensation at the 50th percentile as compared to peer group and survey data. From this discussion it appears that the compensation committee engages in benchmarking. Additionally, we note your disclosure on page 122 that no named executive officer received a salary increase in 2008 or 2009. To the extent that similar assessments are conducted in the future and delivered to the compensation committee and the committee adjusts salaries after considering the assessments, please confirm that you will identify all surveys and peer companies.

  Response: The Company acknowledges the Staff's comment, and the Company supplementally advises the Staff that if similar peer group assessments are conducted in the future and delivered to the compensation committee and the committee adjusts salaries after considering the assessments, the Company will identify all surveys and peer companies.

Compensation Actions in 2009, page 122

2009 Goals, page 122

6.     We note that you set core goals and aggressive stretch goals. Please confirm that both the core and aggressive stretch goals have been disclosed.

  Response: The Company has revised its disclosure in Amendment No. 2 in response to the Staff's comment. Please see pages 123-124.

7.     Refer to our prior comment 32. Your revised disclosure indicates that, other than with respect to Dr. Hecht, individual performance goals are assessed in allocating compensation for your named executive officers. Please expand your disclosure to identify the specific individual performance goals for each of the named executive officers. To the extent any of these individual goals are quantifiable, please provide the numerical target or percentage, as appropriate. Finally, similar to your corporate performance goal disclosure, please indicate the level of actual achievement and how this achievement translated into the amount of compensation paid to each named executive officer.

  Response: The Company has revised its disclosure in Amendment No. 2 in response to the Staff's comment. Please see pages 120 and 123-124.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

8.     We acknowledge your response to our previous comment 37. As previously requested, please revise your presentation of net loss throughout your filing to ensure that it includes the net loss attributed to the noncontrolling interest as required by FASB ASC 810-10-65-1b2. In this regard, it appears that your line item captioned "Net loss prior to amounts attributable to noncontrolling interest" is your consolidated net loss and should be labeled as "net loss." Also see FASB ASC 810-10-50-1A which indicates that the amounts attributable to the parent and to the noncontrolling interest are components of consolidated net income/loss.

  Response: The Company has revised its disclosure in Amendment No. 2 in response to the Staff's comment. Please see pages 3, 6, 23, 38, 40, 61, 67, 68, F-4 and F-7.

* * *

        Please be advised that, in connection with the Comment Letter and the Company's responses thereto, the Company hereby acknowledges the Staff's position that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

        We hope that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (617) 951-7921.

Best regards,
/s/ PAUL M. KINSELLA Paul M. Kinsella
Cc:
Halley E. Gilbert (Ironwood Pharmaceuticals, Inc.)
Richard D. Truesdell, Jr. (Davis Polk & Wardwell LLP)